Contact

www.linkedin.com/in/robert-horn-13260197 (LinkedIn)

Top Skills

Sales
Microsoft Office
Customer Service

Robert Horn

Co-Founder at Later Days Coffee Co.
Redondo Beach, California, United States

Experience

Later Days Coffee Co.
Co-Founder
November 2017 - Present (5 years 10 months)
Redondo Beach

Los Angeles County Fire Department
Ocean Lifeguard
June 2016 - Present (7 years 3 months)
Southern Section

Ocean Lifeguard

Aura Bora
Regional Sales Manager
October 2022 - February 2023 (5 months)
Southern California

Globe International Ltd.
Field & In-House Account Rep
May 2017 - February 2020 (2 years 10 months)
El Segundo

The Level Agency
Account Representative
January 2013 - February 2017 (4 years 2 months)
Greater Los Angeles Area

Account Representative- LA/SF/OR territory.

-Service existing accounts, obtains orders, and prospect new business

-Management of accounts in varying markets between multiple brands (Katin USA, Vestal, Spy Optic, Richer Poorer)

-Coordinate and conduct line showings for new collections

-Event planning

-Resolve customer complaints

Richer Poorer
Sales Representative

2013 - February 2017 (4 years)

Katin USA
Sales Representative
2013 - February 2017 (4 years)
Greater Los Angeles Area/SF/PNW

VESTAL
Sales Representative
2013 - 2017 (4 years)
Greater Los Angeles Area

SPY
Sales Representative
2013 - 2017 (4 years)
Greater Los Angeles Area

The NTWRK Agency
Intern
2012 - 2013 (1 year)
Greater Los Angeles Area

Spyder Surf
Sales Associate
January 2010 - 2012 (2 years)
Hermosa Beach

-Sales

-Customer service and relations

-Prepared and assembled store products

-Assisted with buying and merchandising

-Operated register

-Promotion

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Education

Golden West College
 · (2009 - 2010)

University of Hawaii at Manoa

Redondo Union High School

· (2004 - 2008)